

Mail Stop 3720

December 2, 2009

Daniel W. Rumsey
Chief Executive Officer and Chief Financial Officer
Azzurra Holding Corporation
6080 Centre Drive, Suite 600
Los Angeles, CA 90045

      Re: Azzurra Holding Corporation
        Form 10-K/A for the Fiscal Year Ended December 31, 2008
        Forms 10-Q/A for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
        Filed November 27, 2009
        File No. 0-25356

Dear Mr. Rumsey:

      We have completed our review of your filing and have no further comments at this time.

           Sincerely,
           /s

           Larry Spirgel
           Assistant Director